

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

July 1, 2009

Via U.S. Mail and Facsimile to (605) 802-0401

Steven J. Murphy
Chief Financial Officer
Natus Medical Incorporated
1501 Industrial Road
San Carlos, CA 94070

      **Re:**    **Natus Medical Incorporated**
            **Form 10-K for the Fiscal-Year ended December 31, 2008**
            **Filed March 10, 2009**

Dear Mr. Murphy:

      We have reviewed your correspondence submitted on EDGAR June 24, 2009, responding to our comment letter dated May 28, 2009, and we have the following additional comment. Where indicated, we think you should revise your applicable future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or future revised disclosure is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing your response, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11.  Executive Compensation

1.  We have reviewed your response to prior comment 1.  You state that you "disclose the precise percentage to which the 2008 operating results achieved the pre-tax earnings target."  It is unclear, however, how your shareholders would determine the "pre-tax profit contained in the business plan" from the information disclosed since the disclosed percentage of 88% of pre-tax profit is adjusted for the various items disclosed.  In your future filings, please disclose the pre-tax profit target contained in the business plan, quantify how each individual adjustment affected the pre-tax profits, as adjusted and used to determine the percentage at which the target was achieved, and clarify whether the unadjusted pre-tax profits refers to the line item "Income from operations" or "Income before provision for income tax" in your consolidated statements of operations.  It is also unclear how the achievement of 88% of the pre-tax profit, as adjusted, resulted in incentive payments of 59% of the target bonus amounts.  Please show us how you arrived at that calculation and, in your future filings, please add disclose which makes this result clear to your shareholders.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Alan Morris at (202) 551-3601 or Tim Buchmiller at (202) 551-3635 if you have questions on the comment.

Sincerely,


Tim Buchmiller
Senior Attorney